FEMSA Announces Date for Shareholders’ Meetings and Dividend Payment Proposal

Monterrey, Mexico, February 27, 2026 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD) announced that that it will hold its Annual Ordinary Shareholders’ Meeting, as well as an Extraordinary Shareholders’ Meeting on March 27, 2026, in Monterrey, Nuevo Leon, Mexico (the “Shareholders’ Meetings”). The formal notice will be available in the following link in the coming days: https://femsa.gcs-web.com/shareholder-meeting-information.

The detailed proposals for each item on the agenda of the Shareholders’ Meetings, as well as the persons nominated to serve as members of FEMSA’s Board of Directors and its committees, will be available on FEMSA’s website: https://femsa.gcs-web.com/shareholder-meeting-information.

Furthermore, FEMSA’s Board of Directors has proposed to submit the following dividend proposals for approval at the Shareholders’ Meeting: (i) Increase our ordinary dividends per unit by 3.7% compared to 2025, in line with inflation in Mexico, through four quarterly installments, each in the amount of Ps. 0.9900 per FEMSAUB unit and Ps. 1.1880 per FEMSAUBD unit (Ps. 11.88 per ADS); and (ii) pay an extraordinary dividend in four quarterly installments, each in the amount of Ps. 1.679125 per FEMSAUB unit and Ps. 2.014925 per FEMSAUBD unit (Ps. 20.14925 per ADS), to be distributed starting in April 2026.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	February 27, 2026	| Page 1